Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

(In millions)	Nine Months Ended
	September 30,
	2009	2008
Earnings (loss):		Adjusted (e)
Loss before income taxes & adjustments for minority interest and equity earnings in affiliates	$(459)	$(4,113)

Add (deduct):
Fixed charges, from below	667	648
Amortization of capitalized interest	2	1
Distributed earnings of affiliates	2	1
Minority interest	(1)	(2)
Interest capitalized	(8)	(16)
Earnings (loss) as adjusted	$203	$(3,481)

Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs (a)	$415	$428
Portion of rental expense representative of the interest factor	252	220
Fixed charges, as above	667	648

Preferred stock dividend requirements (pre-tax) (b)	-	3
Fixed charges including preferred stock dividends	$667	$651

Ratio of earnings to fixed charges	(c )	(d )
Ratio of earnings to fixed charges and preferred stock dividend requirements	(c )	(d )

(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.
(b)	The Company had an immaterial tax rate in the 2008 period and did not adjust its preferred stock dividends.
(c)	Earnings were inadequate to cover fixed charges by $464 million for the nine months ended September 30, 2009.
(d)	Earnings were inadequate to cover fixed charges and fixed charges and preferred stock dividend requirements by $4.1 billion for the nine months ended September 30, 2008.
(e)
In accordance with a new accounting standard that became effective January 1, 2009, the amounts reported for 2008 have been retrospectively adjusted. Retrospective adoption was required as discussed in Note 2, “New Accounting Pronouncements,” in Combined Notes to Condensed Consolidated Financial Statements (Unaudited).